EXHIBIT 99.78
                                                                  -------------

                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                NOVEMBER 10, 2004

                    ADVANTAGE ANNOUNCES 3RD QUARTER RESULTS,
                 CONFERENCE CALL & WEBCAST ON NOVEMBER 12, 2004

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2004.

A conference call will be held on Friday, November 12 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Monday, November 15, 2004 until approximately midnight, November 22, 2004 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, conference ID number 122559 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.


FINANCIAL AND OPERATING HIGHLIGHTS
(thousands of dollars except per Unit amounts)            Three            Three             Nine             Nine
                                                      months ended     months ended      months ended     months ended
                                                     Sept. 30, 2004   Sept. 30, 2003    Sept. 30, 2004   Sept. 30, 2003
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FINANCIAL
Revenue before royalties                              $    56,722       $    40,863      $   164,739      $   122,596
    per Unit (1)                                      $      1.39       $      1.32      $      4.18      $      4.13
    per boe                                           $     39.87       $     35.81      $     39.73      $     37.59
Cash flow from operations                             $    32,860       $    24,567      $    97,213      $    73,918
    per Unit (1)                                      $      0.80       $      0.79      $      2.47      $      2.49
    per boe                                           $     22.16       $     21.53      $     22.70      $     22.67
Cash available for distribution (3)                   $    31,074       $    23,581      $    91,667      $    70,609
    per Unit (2)                                      $      0.75       $      0.76      $      2.30      $      2.38
    per boe                                           $     20.95       $     20.67      $     21.40      $     21.65
Net income                                            $     7,102       $     9,560      $    25,836      $    45,890
    per Unit (1)                                      $      0.13       $      0.28      $      0.51      $      1.44
Cash distributions                                    $    28,730       $    21,507      $    82,447      $    60,477
    per Unit (2)                                      $      0.69       $      0.69      $      2.07      $      2.02
Payout ratio                                                  92%               91%              90%              86%
Working capital deficit                               $     9,537       $    12,078      $     9,537      $    12,078
Bank  debt                                            $   184,437       $   126,366      $   184,437      $   126,366
Convertible debentures                                $   176,462       $    43,549      $   176,462      $    43,549
OPERATING
Production
    Natural gas (mcf/d)                                    75,425            58,686           74,788           55,053
    Light oil and NGLs (bbls/d)                             3,550             2,623            3,167            2,770
    boe (6:1)                                              16,121            12,404           15,632           11,945
Average prices (including hedging)
    Natural gas ($/mcf)                               $      5.76       $      5.96      $      6.08      $      6.20
    Light oil & NGLs ($/bbl)                          $     51.20       $     36.04      $     46.24      $     38.95
SUPPLEMENTAL (000S)
Trust Units outstanding - end of period                    44,350            31,318           44,350           31,318
Trust Units issuable for
    Convertible Debentures                                  9,261             2,783            9,261            2,783
Trust Units outstanding and issuable for
    Convertible Debentures - end of period                 53,611            34,101           53,611           34,101
Weighted average Units                                     40,887            31,069           39,403           29,676

(1) based on weighted average number of Trust Units outstanding
(2) based on number of Trust Units outstanding at each cash distribution date
(3) cash flow from operations less interest on convertible debentures


CASH DISTRIBUTIONS TO UNITHOLDERS

o The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on August 16, September 15 and October 15 to Unitholders of record on July 30, August 31 and September 30 respectively.

o Cash available for distribution for the third quarter was $31.1 million or $0.75 per Unit compared to the amount reported in the third quarter of 2003 of $0.76 per Unit and represents a payout ratio of 92% of total cash available for distribution.

o As a result of the closing of the Anadarko asset acquisition and the recent strength in commodity prices the Fund increased its monthly distribution to $0.25 per Unit commencing in October. The Fund has announced a further increase to the distribution to $0.28 per Unit commencing in January, 2005. The increased monthly distribution represents a 22% increase from the $0.23 per Unit paid in September.

OIL & NATURAL GAS PRODUCTION

NATURAL GAS

o Natural gas production for the third quarter of 2004 was 75.4 mmcf/d, a 28% increase over the 58.7 mmcf/d reported in the third quarter of 2003.

o The increase in production is attributed to the acquisition of MarkWest Resources which closed December 2, 2003 and additional volumes added through drilling at Medicine Hat, Bantry and Shouldice.

o During the third quarter of 2004 Advantage drilled 35.5 net (46 gross) natural gas wells.

CRUDE OIL & NGLS

o Crude oil and natural gas liquids production increased 35% and averaged 3,550 bbls/d compared to 2,623 bbls/d in the third quarter of 2003. Third quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.

o Production increases resulted from the acquisition of MarkWest Resources and a successful drilling program at Nevis, Alberta.

o During the third quarter the Fund drilled 6.5 net (8 gross) successful oil wells.

DEVELOPMENT ACTIVITY

NEVIS

o The Fund acquired 23 sections of land at Nevis, Alberta through the MarkWest acquisition in December 2003. Through crown sales, swaps and a farm-in arrangement the Fund has acquired an additional 18 sections of land in this area.

o Over the course of the past year Advantage has drilled a total of 10 horizontal wells, four vertical earning wells and one vertical natural gas well at Nevis all with a 100% working interest. Three of the vertical earning wells encountered oil and will be re-entered and drilled as horizontal wells in the fourth quarter.

o In the fourth quarter, in addition to the re-entries, the Fund expects to drill six horizontal wells to continue developing the field with up to 60 to 70 additional wells planned over the next 12 to 18 months.

o Currently eight of the ten horizontal wells have been completed and equipped as oil wells and have added an average of 130 to 140 boe/d per well of new production, stabilizing at 80 to 90 boe/d per well after approximately eight months.

o Also during the third quarter the Fund shot 36 square kilometres of three dimensional seismic. Substantially all of the area now has three dimensional seismic coverage.

MEDICINE HAT

o A total of 66 natural gas wells (100% working interest) have been drilled during the first nine months of 2004 with a 100% success rate.

o An additional 32 natural gas wells (100% working interest) have been drilled in the early part of the fourth quarter.

o Current production from the Medicine Hat field is approximately 22 mmcf/d and expected to increase to approximately 24 mmcf/d by the end of the year with the completion and tie-in of the wells drilled in the fourth quarter.

ACQUISITION ACTIVITY

ANADARKO ASSETS

o On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $175 million.

o Production acquired amounted to 6,250 boe/d weighted 49% light oil and NGLs, 40% natural gas and 11% heavy oil (23(0) API).

o Approximately 13.9 million boe of proven and probable reserves were acquired based on an independent engineering determination prepared by Sproule Associates Limited effective July 1, 2004.

o 60% of the production is operated with nine projects representing 87% of the total production.

o The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $182.5 million.

DEFIANT ENERGY CORPORATION

o On November 3, 2004 Advantage announced it had entered into an Arrangement Agreement to acquire all of the outstanding shares of Defiant Energy Corporation. The acquisition is expected to close prior to year end.

o Production to be acquired of 3,450 boe/d is weighted 72% towards natural gas and 28% to light oil and NGLs.

o Approximately 15.2 million boe of proven and probable reserves are to be acquired with a reserve life index in excess of 12 years.

o The asset base is highly concentrated consisting of three core areas located in central Alberta all of which are in close proximity to existing Advantage operations.

o approximately 90% of the production is operated, with four projects representing 85% of current production.

Consideration for the acquisition is as follows:

o Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.

o For each share of Defiant, Defiant shareholders will also receive shares of a newly incorporated Exploreco, which will hold approximately 97,000 net acres of undeveloped land and the option to acquire approximately 120 boe/d of production from Advantage in the West Pembina area for $5.6 million.

ACCRETION SUMMARY

Advantage estimates that, on a pro forma basis, these two acquisitions would have been accretive on the following key criteria at as August 31, 2004:

o        Production per Unit:          35.4%

o        Cash flow per Unit:           36.9%

o        Reserves (P+P) per Unit:      27.2%